1345 Avenue of the Americas
New York, New York 10105
Telephone: (212) 370-1300
Facsimile: (212) 370-7889
www.egsllp.com

By Electronic Mail

September 4, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Susan Block, Attorney Advisor

Re:	Pyxis Tankers Inc.
Amendment No. 1 to Registration Statement on Form F-4 Filed August 6, 2015 File No. 333-203598

Dear Ms. Block:

On behalf of our client, Pyxis Tankers, Inc. (“Pyxis” or the “Company”), we hereby respond to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) made with respect to Amendment No. 1 to Registration Statement on Form F-4, filed August 6, 2015 (“Amendment No. 1”), as such comments were set forth in your letter dated August 14, 2015. A marked version of Amendment No. 2 to Registration Statement on Form F-4 (the “Amendment No. 2”) is transmitted herewith reflecting all changes from Amendment No. 1.

In order to complete portions of Amendment No. 2 that involve matters relating to LookSmart Ltd. (“LookSmart”) or its proxy statement and related proxy materials, the Company has relied on information or disclosure furnished by LookSmart. The Company has indicated in its responses below the instances where it received such information and assistance. For your convenience, we have repeated the Staff’s comments below in bold type, and have followed each comment with the Company’s response in plain type.

Letter to LookSmart, Ltd. Stockholders

1.	Please fill in the date when you entered into the Merger Agreement, with the next amendment.

The Company has filled in the date in accordance with the Staff’s comment.

Questions and Answers about the Proposals, page 8

What material negative factors did the boards of LookSmart and Pyxis consider, page 15

U.S. Securities and Exchange Commission
Re: Pyxis Tankers Inc.
September 4, 2015
Page 2 of 5

2.	We note your response to our prior comment 8 in our letter dated May 20, 2015 and reissue in part. Please revise to briefly discuss the material negative factors considered if shareholders approve the merger. We note that your response focuses on what may occur if shareholders do not approve the merger. In this regard, we note that the second to last paragraph of this section does state that the board of Pyxis considered the significant additional legal and accounting expenses it would incur in connection with the merger, but we also note that the question and answer does not appear to address any of the material negative factors that the board of LookSmart considered.

The Company has included additional disclosure on page 15 of Amendment No. 2 to discuss the material negative factors the board of LookSmart considered if LookSmart shareholders were to approve the merger.

Summary, page 16

The Make Whole Right, page 18

3.	We note your response to our prior comment 18 and reissue in part. Please provide an example of how the Make Whole Right will work by providing a hypothetical situation with numeric calculations.

In response to the Staff’s comment, the Company has provided the hypothetical example with numeric calculations on page [18] of Amendment No. 2.

The Merger, page 78

Background of the Merger, page 80

4.	We note your response to our prior comment 27 and the revised disclosure in the second paragraph under this section and reissue the comment. In this regard, we note your disclosure on page 80 that “LookSmart examined a number of possible merger transactions, and decided the one introduced by Maxim/Pyxis was the best possible transaction offered.” Please expand your disclosure to discuss the other possible transactions offered and why LookSmart’s board decided that the Maxim/Pyxis offer was the best.

Looksmart apologizes for the inaccuracy of the statement as Looksmart did not look at alternative merger proposals but rather looked at possible financings as a means to increase shareholder value. At the time, Looksmart believed that its stock price was undervalued and that it would not lend itself to an acceptable buyout or merger offer. In contrast, the offer from Maxim would allow Looksmart shareholders to remain as shareholders in the historic Looksmart business while getting value for its NASDAQ listing. In response to the Staff’s comment, the Company has clarified the disclosure on page 81 of Amendment No. 2 accordingly.

5.	We note your revised disclosure on page 80 in response to our prior comment 27 that “LookSmart’s management believed that the transaction as structured allows it to obtain value for its shareholder base and NASDAQ listing.” Please revise for clarity and consistency with your response to our prior comment 11 in which you explain that Pyxis has filed its own separate listing application with NASDAQ.

U.S. Securities and Exchange Commission
Re: Pyxis Tankers Inc.
September 4, 2015
Page 3 of 5

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of Amendment No. 2.

Opinion of GLC, page 83

6.	We note your response to our prior comments 3 and 30 and reissue those comments in part. Please provide us with copies of the “board books” and any other materials prepared by LookSmart’s financial advisors. Please also provide a summary of the analyses GLC performed to determine that the merger consideration is fair from a financial point of view to the LookSmart Shareholders. For each analysis, please explain what each of the included calculations in the analysis means, what each is intended to show, and how it aids in reaching the conclusion regarding the derived consideration for each share of common stock.

LookSmart is providing to the Staff under separate cover, pursuant to Rule 418 under the Securities Act of 1933, copies of the materials requested, which include materials provided to LookSmart’s board of directors in connection with the fairness opinion prepared by GLC. Additional disclosure has been included on page 20 of Amendment No. 2 to provide summary of the analyses GLC performed to determine that the merger consideration is fair from a financial point of view to the LookSmart shareholders.

7.	We note your response to our prior comment 31 and reissue. Please revise to disclose the amount payable to Maxim and its affiliates relating to any material relationships that existed in the last two years between Maxim and its affiliates and Pyxis and its affiliates. In this regard, we note your revised disclosure on page 91 regarding amounts payable to Maxim by Pyxis.

The Company respectfully advises the Staff that the Company does not believe the relationship between Maxim and Pyxis should be disclosed in this section titled “Opinion of GLC” as Pyxis is not an affiliate of LookSmart.

Information with Respect to Pyxis, page 107

Product Tanker Industry & Market Conditions, page 110

8.	We note your response to our prior comment 41 that you deleted the statement that Pyxis management “believes that the information contained herein is reasonable.” However, the disclosure was not deleted. Please revise accordingly.

The Company has deleted the disclosure on page 111 of Amendment No. 2.

9.	We note your response to our prior comment 42 and reissue. Based on your disclosure, it appears that you commissioned third party research for use in connection with the registration statement, as we note that it appears that Poten and Partners provided statistical information to you for use in your registration statement. As such, please provide a consent for Poten and Partners with your next amendment or tell us why you believe such consent is not necessary.

U.S. Securities and Exchange Commission
Re: Pyxis Tankers Inc.
September 4, 2015
Page 4 of 5

In response to the Staff’s comment, a consent of Poten and Partners is filed as an exhibit 23.5 to Amendment No. 2.

Customers, page 115

10.	We note your response to our prior comment 43 and reissue in part. Please revise to disclose the remaining two customers of the “top five customers [that] accounted for approximately 52.5% of [your] revenues in 2014” or advise. We note your response that these remaining two customers would account for less than 8.5% of your revenues, but we note that you disclose that ST Shipping accounted for 8.5% of your revenues and that Hyproc Shipping accounted for 8.3% of revenues in 2013.

In response to the Staff’s comment, the Company has revised the disclosure on page 116 of Amendment No. 2.

Federal Income Tax Considerations, page 132

11.	We note your response to our prior comment 49 and reissue in part. In this regard, we note that you continue to reference “certain tax consequences” when describing the tax opinion related to the transaction. For example, refer to pages 70 and 76. Please revise to remove throughout the filing the term “certain” tax consequences to refer to “federal income tax consequences” or “material federal income tax consequences.”

In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 72 of Amendment No. 2.

Security Ownership of Certain Beneficial Owner and Management of Pyxis, page 139

12.	We note your response to our prior comment 50 and reissue in part. Please add a column to your table on page 139 that discloses the percentages of shares owned following the offering. In addition, in your next amendment, please provide the information regarding the security ownership of certain beneficial ownerships and management of LookSmart as of the most recent practical date, and continue to update the information until effectiveness.

In response to the Staff’s comment, the Company has added the requested column to the Pyxis beneficial ownership table on page 140 of Amendment No. 2 and included most recent information in the LookSmart beneficial ownership table on page 165 of Amendment No. 2.

Management of Pyxis Following the Merger, page 159

13.	We note your response to our prior comment 61, indicating that you currently only have one director. Please clarify in the disclosure here that the other four directors discussed here will be appointed to the board, following consummation of the merger.

In response to the Staff’s comment, the Company has revised the disclosure on pages 167 and 168 of Amendment No. 2 to clarify that four directors will be appointed to the board following consummation of the merger.

Annex B

U.S. Securities and Exchange Commission
Re: Pyxis Tankers Inc.
September 4, 2015
Page 5 of 5

14.	Please remove the first sentence of the fourth paragraph, which appears to attempt to limit reliance on the fairness opinion.

In response to the Staff’s comment, the sentence has been removed in Annex B.

In making its responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact the undersigned at 212-370-1300 or swilliams@egsllp.com.

Very truly yours,

/s/ Sarah Williams
Sarah Williams

cc:	Valentios Valentis, Chief Executive Officer
Pyxis Tankers Inc.